ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

7 April 2008

Reindeer Project Sanctioned

Santos today announced the Final Investment Decision for the Reindeer Gas Project located offshore Western Australia.

The Reindeer gas field was discovered in 1997 and is located in the Carnarvon Basin, offshore Western Australia within exploration permit WA-209-P.

First gas is targeted by the end of 2010. Reindeer gas will be produced via an unmanned, minimum facility wellhead platform located in 65 metres of water. Gas and liquids will be exported from the platform to a new onshore gas processing plant via a single 105 kilometre pipeline. The processing plant, to be located at Devil Creek, will have an unspared capacity of 215TJ/day (gross) and will deliver sales gas and stabilised condensate. Sales gas will be compressed and exported to the Western Australian domestic gas market via the Dampier - Bunbury Natural Gas Pipeline.

The Reindeer field proven and probable (2P) reserves are estimated at approximately 485 Petajoules (Santos share approximately 220 Petajoules) of sales gas and 1.6 million barrels (Santos share approximately 0.7 million barrels) of condensate.

Santos Chief Executive Officer, David Knox said the formal approval of the Reindeer Gas Project represents another important step in monetising Santos' significant gas resources and highlights the positive impacts of bringing a significant new source of gas supply into the rapidly growing Western Australian market.

"It is evident that recent higher gas prices will help to facilitate significant investments in long term gas supply for Western Australia. Reindeer is a great example of that," he said.

Santos has a 45% interest in the Reindeer Gas Project. The remaining interest is held by Apache Northwest Pty Ltd (55% and Operator).

Santos' share of the Operator's estimated project capital cost is $379 million.

Map and project schematic attached.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

dw 4/21

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com


Legendre
Reindeer
(WA-209-P)
Indian Ocean
Stag
John Brookes
New Reindeer
Pipeline
Spar
Maitland
Varanus Island
Dampier
East Spar
Cape Preston
Barrow Island
New Devil Creek
Gas Processing Plant
Western
Australia
DBNGP
0
25
50
kilometres
Onslow
to Perth
to Goldfields
GGT

LEGEND

- Santos Acreage
- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline
- Proposed Gas Pipeline



Santos

Proposed Reindeer Gas Development


KARRATHA
Road
WESTERN
AUSTRALIA

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	7/04/2008 10:17:20 AM	**No of pages:**	**7 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3B.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**7,376**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Shares are restricted until the earlier of:-** **(a) the date on which the participating non-executive director ceases to be a director of the Company; or** **(b) 10 years from the allocation date (or such other period as the Board may prospectively determine may apply); or** **(c) approval at the Board's discretion if, after the second anniversary of the allocation date, an application is made by a participating non-executive director to the Board for the cessation of restrictions due to exceptional grounds.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**

5 Issue price or consideration

$14.8381

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issue of 7,376 shares pursuant to the terms of the Non-Executive Directors Share Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

4 April 2008

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

595,145,293	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	(i) held by eligible employees; and
75,746	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
1,116,800	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
4,127,528	Executive options issued pursuant to the Santos Executive Share Option Plan.
166,200	Fully paid ordinary shares issued pursuant to the vesting of SARs
22,223	Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

---

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 April 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	7/04/2008 2:33:42 PM	**No of pages:**	**13 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3Y Documents for the following Directors:

S Gerlach
KC Borda
PR Coates
KA Dean
RM Harding
J Sloan

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	31 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2008
No. of securities held prior to change	2,698 fully paid ordinary shares (NED Share Plan) 43 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	985
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$14.8381

No. of securities held after change	3,683 fully paid ordinary shares (NED Share Plan) 43 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Directors (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	31 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2008
No. of securities held prior to change	4,757 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	2,316
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.8381

No. of securities held after change	7,073 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Directors (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	18 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2008
No. of securities held prior to change	Nil
Class	Fully paid ordinary shares.
Number acquired	336
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$14.8381
No. of securities held after change	336 fully paid ordinary shares (NED Share Plan)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Directors (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	31 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2008
No. of securities held prior to change	1,145 fully paid ordinary shares (NED Share Plan) 3,018 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	697
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.8381
No. of securities held after change	1,842 fully paid ordinary shares (NED Share Plan) 3,018 fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Directors (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	31 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2008
No. of securities held prior to change	608 fully paid ordinary shares (NED Share Plan) 10 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	296
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.8381
No. of securities held after change	904 fully paid ordinary shares (NED Share Plan) 10 fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Directors (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JUDITH SLOAN
Date of last notice	28 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2008
No. of securities held prior to change	5,000 fully paid ordinary shares 5,639 fully paid ordinary shares (NED Share Plan) 195 Franked Unsecured Equity Listed Securities (FUELS)
Class	Fully paid ordinary shares.
Number acquired	2,746
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$14.8381

No. of securities held after change	8,385 fully paid ordinary shares (NED Share Plan) 5,000 fully paid ordinary shares 195 Franked Unsecured Equity Listed Securities (FUELS)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Directors (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	4/04/2008 4:39:34 PM	**No of pages:**	**7 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos Ltd Appendix 3B 04.04.08

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**6,600**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$8.46**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 22 May 2005 pursuant to the Santos Executive Share Option Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	4 April 2008	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	595,145,293	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS)

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		400	(i) held by eligible employees; and
		75,746	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		1,116,800	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		4,127,528	Executive options issued pursuant to the Santos Executive Share Option Plan.
		166,200	Fully paid ordinary shares issued pursuant to the vesting of SARs
		14,847	Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 4 April 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 APR 18 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

Facsimile

To:	Securities Exchange Commission	Fax:	0001112027729207
From:		Return Fax:	
Date:	3/04/2008 4:02:42 PM	No of pages:	7 (Incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos Ltd Appendix 3B.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**12,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$8.46**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 22 May 2005 pursuant to the Santos Executive Share Option Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates	**3 April 2008**	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**595,138,693**	**Fully paid ordinary shares.**
	6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
	400	**(i) held by eligible employees; and**
	75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
	46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
	41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
	1,116,800	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
	4,134,128	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
	166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
	14,847	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 3 April 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

8 April 2008

Santos appoints pre-FEED contractors for Gladstone LNG™

Santos today announced the award of two parallel pre-Front End Engineering Design (pre-FEED) contracts to Foster Wheeler and Bechtel to each undertake a six month study for the Company's Gladstone LNG™ (GLNG™) project.

The award of these contracts enables Santos to maintain its project schedule, with a decision to move to a formal FEED process anticipated by the end of this year or early next year, a Final Investment Decision (FID) by the end of 2009, and first LNG cargos early in 2014.

By appointing two contractors to separately undertake this evaluation work, Santos will consider the optimum technical design, cost and schedule implications of two different process technologies for GLNG™, namely:

- ConocoPhillips Optimised Cascade Process (Bechtel); and
- Air Products C3MR Process (Foster Wheeler).

Commenting on the contract award, Santos' Acting Chief Executive Officer David Knox highlighted the progress that the company is making in the GLNG™ project.

"This is clearly a significant milestone, and further demonstrates the momentum which is building around GLNG™. Today's dual pre-FEED contract awards have been achieved in line with the project schedule as previously communicated to the market."

"It is pleasing to have such experienced, world class contractors appointed to the project. These organisations have been directly involved in the design and construction of the last two LNG projects built in Australia - Foster Wheeler in Western Australia, and Bechtel in Darwin."

"Since announcing the project mid last year, Santos has made significant progress in terms of growing our upstream gas resources, securing a freehold liquefaction plant site in Gladstone, lodging key environmental approval documents, and commencing a process to secure a potential partner for the GLNG™ project."

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)